MIRANDA GOLD CORP.
Suite 1410 – 800 West Pender Street
Vancouver, B.C.
V6C 2V6

January 13, 2006	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@mirandagold.com
Website: www.mirandagold.com

Corporate Update

In response to recent market activity Miranda Gold Corp. (“Miranda”) is providing this corporate update.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka Trends. In the last two years, the company has paid particular focus to the emerging southern portion of this gold trend, which is commonly referred to as the Cortez Trend. In the last few months, the Cortez Trend has become the center of much exploration activity as well as speculation. Miranda and others believe that this gold trend can potentially yield additional discoveries such as the Cortez Hills discovery that was announced two years ago by Placer Dome.

Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Currently, Miranda has fifteen active projects, twelve of which lie in the Battle Mountain-Eureka and Cortez Trend. Miranda has successfully formed joint ventures with: Newmont Mining Corporation at Red Canyon, Placer Dome U.S. Inc. at Red Hill, Agnico-Eagle (USA) Ltd. at both Cono and BPV, Placer Dome (acting as operator of the Cortez and Buckhorn Joint Ventures) at Fuse East and Fuse West, Barrick Gold Exploration Inc. at Horse Mountain, and Golden Aria Corp. at Coal Canyon. All of these properties lie within the Cortez Trend. Additionally, Miranda has an ongoing joint venture with Newcrest Resources Inc. outside of the Cortez Trend on its Redlich property. Miranda expects that all of these joint ventures will be fully funded by our partners in 2006 and that most of the properties will see exploration drilling.

During 2005 Miranda’s joint venture partners drilled the following properties: Red Canyon (Newmont), Red Hill (Placer Dome), Horse Mountain (Barrick), and Redlich (Newcrest). The results of these drilling campaigns have been issued in previous news releases, with the exception of the Red Canyon project. Miranda has a joint venture meeting scheduled on January 16th with Newmont Mining Corporation to discuss results of their 2005 drilling at Red Canyon. Miranda is not aware of any results of the Newmont drilling campaign.

The Company’s shares are also listed on the Frankfurt Exchange under the symbol “MRG”, and recently there has been strong interest in Europe for Nevada gold exploration and specifically the Cortez Trend.

The company continues to seek joint venture partners on our remaining properties and continues an aggressive program to identify and acquire quality properties.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.